100 N. 18TH STREET SUITE 300
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	PHILADELPHIA, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

November 20, 2020

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoffrey Kruczek, Esq.

Re:	Breeze Holdings Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 17, 2020

File No. 333-249677

Dear Mr. Kruczek:

This letter is being submitted on behalf of Breeze Holdings Acquisition Corp. (the “Company”) in response to the comment letter, dated November 19, 2020, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No 1 to its Form S-1 Registration Statement filed November 17, 2020 (the “Registration Statement”). The Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Securities and Exchange Commission

November 20, 2020

Amendment No. 1 to Registration Statement on Form S-1 filed November 17, 2020

Permitted purchases of rights, page 19

1.         Please clarify whether the limit orders discussed here are the same or in addition to the open market purchases discussed on page 150. Also revise to quantify and describe the interests these purchases may create for your affiliates and underwriter to complete a transaction within the required timeframe, as well as any related risks to investors.

Response: The Company has revised the referenced disclosure on page 150 as follows:

“Open Market Purchases

As described in the section “Summary – Permitted purchases of rights,” I-Bankers has agreed to enter into an agreement in accordance with the guidelines of Rule 10b5-1 under the Exchange Act, to place limit orders, through an independent broker-dealer registered under Section 15 of the Exchange Act which is not affiliated with us nor part of the underwriting or selling group, to purchase an aggregate of up to 2,500,000 of our rights in the open market at market prices, not to exceed $0.10 per right during the period commencing on the later of (i) the date separate trading of the rights commences or (ii) sixty calendar days after the end of the “restricted period” under Regulation M, continuing until the date that is the earlier of (a) eight (8) months from the date of this prospectus and (b) the date that we announce that we have entered into a definitive agreement in connection with our initial business combination, or earlier in certain circumstances as described in the limit order agreement. The limit orders will require I-Bankers to purchase any rights offered for sale (and not purchased by another investor) at or below a price of $0.10, until the earlier of (x) the expiration of the buyback period or (y) the date such purchases reach 2,500,000 rights in total. I-Bankers will not have any discretion or influence with respect to such purchases and will not be able to sell or transfer any rights purchased in the open market pursuant to such agreements until following the consummation of a business combination. It is intended that the broker’s purchase obligation will be subject to applicable law, including Regulation M under the Exchange Act, which may prohibit or limit purchases pursuant to the limit order agreement in certain circumstances.

In addition to the purchases discussed above, our sponsor has also agreed to purchase up to 7,500,000 of our rights in the open market at market prices not to exceed $0.10 per right, on substantially similar terms. See section “Summary – Permitted purchases of rights” for more information.”

The Company has added the following new risk factors to the Amended Registration Statement:

“The obligation of our sponsor and I-Bankers to purchase rights in the open market as described in this prospectus may allow them to make a substantial profit even if an initial business combination subsequently declines in value or is unprofitable for our public stockholders, and may create conflicts of interest in selecting a target business combination. Additionally, such rights purchases may support the market price of the rights during the buyback period.

As described in the section “Summary – Permitted purchases of rights,” our sponsor and I-Bankers will enter into agreements in accordance with the guidelines of Rule 10b5-1 under the Exchange Act, to place limit orders, through an independent broker-dealer registered under Section 15 of the Exchange Act which is not affiliated with us nor part of the underwriting or selling group, to purchase an aggregate of up to 10,000,000 of our rights (7,500,000 by our sponsor and 2,500,000 by I-Bankers) in the

Securities and Exchange Commission

November 20, 2020

open market at market prices, not to exceed $0.10 per right, during the period commencing on the later of (i) the date separate trading of the rights commences or (ii) sixty calendar days after the end of the “restricted period” under Regulation M, continuing until the date that is the earlier of (a) eight months from the date of this prospectus and (b) the date that we announce that we have entered into a definitive agreement in connection with our initial business combination. The limit orders will require our sponsor and I-Bankers to purchase any rights offered for sale (and not purchased by another investor) at or below a price of $0.10, until the earlier of (x) the expiration of the foregoing buyback period or (y) the date such purchases reach 10,000,000 rights in total (7,500,000 by our sponsor and 2,500,000 by I-Bankers).

If our sponsor and I-Bankers purchase the maximum number of rights at the maximum purchase price and if we complete a business combination, such rights will convert into an aggregate of 500,000 shares of our common stock at an effective purchase price of $2.00 per share. As a result of the low acquisition cost of such shares, our sponsor and I-Bankers could make a substantial profit even if we select and consummate an initial business combination with an acquisition target that subsequently declines in value or is unprofitable for our public stockholders. Thus, such parties may have more of an economic incentive for us to enter into an initial business combination with a riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for the shares.

In addition, these rights will be worthless if we do not complete an initial business combination. As such, the personal and financial interests of our affiliates may influence their motivation in identifying and selecting a target business combination and completing an initial business combination. This risk may become more acute as the 12-month deadline following the closing of this offering nears (or up to 18 months from the closing of this offering if we extend the period of time to consummate a business combination), which is the deadline for the completion of our initial business combination.

Finally, such right purchases may serve to support the market price of the rights during such period at a price above that which would prevail in the absence of such purchases by our sponsor and I-Bankers. However, the agreement to purchase rights shall terminate at the end of the buyback period or the earlier purchase of the maximum number of rights by our sponsor and I-Bankers. The termination of the support provided by the right purchases may materially adversely affect the market price of any remaining rights held by holders of our rights.”

Securities and Exchange Commission

November 20, 2020

Ability to Extend Time to Complete Business Combination, page 25

2.         Please revise to clarify, here and throughout your prospectus, whether investors will have the ability to vote or redeem in connection with the three-month extensions. Also revise to clarify whether, if you seek to complete a transaction during an extension, investors will still be able to vote and redeem in connection with that transaction.

Response: The Company has revised the sections “Summary - Ability to Extend Time to Complete Business Combination” on page 26 of the Amended Registration Statement and “Proposed Business - Ability to Extend Time to Complete Business Combination” on page 91 of the Amended Registration Statement to include the following disclosure:

“If we choose to extend the period of time to consummate a business combination as set forth herein, you will not have the ability to vote or redeem your shares of common stock in connection with either of the three-month extensions. However, if we seek to complete a business combination during an extension period, investors will still be able to vote and redeem their shares of common stock in connection with that business combination.”

Exhibits

3.         Please file a revised Exhibit 5.1 that addresses the shares of common stock underlying the rights, given that those securities are included in your fee table. Also, in the second paragraph, counsel refers to 1,125,000 warrants subject to the over-allotment option, contrary to the number in note 2 to the fee table. Please file a revised opinion.

Response: A revised Exhibit 5.1 has been filed addressing the Staff’s comment.

4.         Clarify the reference to a Form 8-K in the last paragraph of Exhibit 5.1.

Response: A revised Exhibit 5.1 has been filed removing the reference which was made in error.

*    *    *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	J. Douglas Ramsey, CEO, Breeze Holdings Acquisition Corp.

Ralph V. De Martino, Esq.